Exhibit 99.1

News Release

Stantec Signs Letter of Intent to Acquire Cegertec

Firm enhances top-tier engineering positioning in Quebec with strong expertise

EDMONTON, AB; NEW YORK, NY (April 26, 2018) TSX, NYSE:STN

Global design firm Stantec is enhancing its top-tier engineering positioning in Quebec with the acquisition of Saguenay-based Cegertec. Cegertec has a rich 60-year history and are established leaders in power, industrial, building, and infrastructure. The 250-person firm has a central office in Chicoutimi, Quebec; additional offices are located in Quebec City, Montreal and, soon, in Beauce’s St-Georges. The transaction is expected to close on May 25, 2018.

“The acquisition of Cegertec is a sign of our continuing commitment to grow our expertise and diversify our operations in the Quebec market. Cegertec will expand our geographic presence throughout the province,” says Isabelle Jodoin, Stantec’s senior vice president, Quebec. “The firm, which is recognized for its solid client relationships and technical excellence, greatly complements Stantec’s existing Quebec team, both with respect to markets and geographic presence. Our clients will now have access to a larger, comprehensive pool of resources, and a wide array of expertise and services under one banner, thanks to a combined team of 1,500 employees in Quebec.”

Cegertec’s team has carried out engineering and project management in Quebec, elsewhere in Canada, and in the United States, for industrial, aluminum, mining, and power clients, as well as for municipal and government clients.

“We are excited to join Stantec. We share a similar culture and complementary services and operations,” says Serge Savard, Cartier’s vice president operations, finance, and administration. “We are also proud to soon be part of a strong, well-established team in Quebec, where we can bring our power, industrial, building and infrastructure expertise. We look forward to providing a wider range of services to our clients thanks to Stantec’s market diversity.”

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the transaction described above, including statements regarding our anticipated expansion in Quebec. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the transaction described above may not close when expected or at all or that the anticipated benefits of the transaction are not realized. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward looking statements are provided herein for the purpose of giving information about the proposed acquisition and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contacts		Investor Contact

Rachel Sa Stantec Media Relations Ph: (416) 598-5699 Cell: (416) 902-0930 rachel.sa@stantec.com	Rébecka Fortin Communications Lead, Quebec – Stantec Ph: (514) 281-1033, #2280 Cell.: (514) 659-3849 rebecka.fortin@stantec.com	Cora Klein Stantec Investor Relations Ph: (780) 969-2018 cora.klein@stantec.com

Design with community in mind